SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                             NUR MACROPRINTERS LTD.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                ORDINARY SHARES,
                              NIS 1.0 NOMINAL VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M75165106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Dan Purjes, 200 Park Avenue, 25th Fl., New York, NY, 10166
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

        NOTE. Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M75165106              13D                   Page 1 of 6



--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Dan Purjes
      Social Security # ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) / /
                                          (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                          /  /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                    7 SOLE VOTING POWER
  NUMBER OF
   SHARES               4,022,099
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
--------------------------------------------------------------------------------
                    8  SHARED VOTING POWER

                         477,164


--------------------------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                        4,022,099

--------------------------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                          477,164

CUSIP NO. M75165106              13D                   Page 2 of 6

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,499,263
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The securities are Ordinary Shares of NUR MACROPRINTERS LTD. ("NUR"). NUR's principal executive offices are located at 5 David Navon Street, Moshav Magashimim, 56910 Israel.

Item 2.    Identity and Background.

(a)   The name of the person filing this Schedule is Dan Purjes.

(b) The business address of Dan Purjes, c/o Josephthal & Co. Inc., 200 Park Avenue, 25th Fl., New York, NY, 10166.

(c) Mr. Purjes is the Chairman of the Board, Chief Executive Officer and indirect controlling shareholder of Josephthal & Co. Inc., formerly, Josephthal Lyon & Ross Incorporated ("Josephthal"), a broker-dealer duly licensed under Section 15 of the Securities Exchange Act of 1934, as amended.

(d) No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e) No judgment, decrees, or final orders with regard to violations of securities laws in the last five years.

(f) United States citizen.

CUSIP NO. M75165106              13D                   Page 3 of 6

Item 3. Source and Amount of Funds or Other Consideration.

        The table below details the Ordinary Shares of NUR beneficially owned by Dan Purjes:

# OF SHARES    AMOUNT OF FUNDS           NATURE OF OWNERSHIP

17,000         $40,162.50                Direct / Dan Purjes
100,000        $233,250.00               Direct / Dan Purjes
5,000          $11,875.00                Indirect / UGMA Lianna
                                         Purjes1

100,000        $156,250.00               Direct / Dan Purjes
1,000          $2,750.00                 Direct / Dan Purjes
5,000          $11,078.75                Direct / Dan Purjes2
25,000         $25,000.00                Direct / Dan Purjes Joint
                                         Tenant with Mary Vitullo

190,000        $190,000.00               Direct / Dan Purjes3
223,780        $201,402.00               Direct / Dan Purjes3
2,500,000      $2,660,000                Direct / Dan Purjes3 4
12,500         $12,500.00                Direct / Dan Purjes Joint
                                         Tenant with Adrian Beck
174,200        $129,965                  Indirect / J. Partners, L.P.5
35,664         $142,656                  Indirect / Josephthal & Co. Inc.6
7,000          $17,864.50                Indirect / J. Partners, L.P.
5,000          $10,000                   Direct / Dan Purjes3
44,000         $126,830.00               Indirect / J. Partners, L.P.
100,000        $275,750.00               Indirect / J. Partners, L.P.
25,000         $67,457.50                Direct / Dan Purjes
71,000         $201,107.50               Direct / Dan Purjes
10,000         $27,084.60                Indirect /UGMA Lianna Purjes1

2,000          $5,643.60                 Indirect / Sugarhouse Follies
50,000         $134,875.00               Direct / Dan Purjes 7
1,000          $5,330                    Indirect / J. Partners, L.P. 8
5,000          $25,850                   Indirect / J. Partners, L.P.
5,000          $26,650                   Indirect / J. Partners, L.P.
2,000          $10,890                   Indirect / J. Partners, L.P.
2,000          $10,535                   Indirect / J. Partners, L.P.
3,000          $15,990                   Indirect / J. Partners, L.P.
14,000         $73,229.80                Indirect / J. Partners, L.P.
1,000          $5,445.00                 Indirect / J. Partners, L.P.
28,800         $160,416.00               Indirect / J. Partners, L.P.
30,600         $192,911.58               Indirect / J. Partners, L.P.
14,000         $93,917.40                Indirect / J. Partners, L.P.
4,000          $24,163.50                Indirect / J. Partners, L.P.
8,100          $49,617.36                Indirect / J. Partners, L.P.
500            $2,915.00                 Indirect / J. Partners, L.P.
5,000          $29,150.00                Indirect / J. Partners, L.P.
2,000          $11,160.00                Indirect / J. Partners, L.P.
6,000          $39,994.80                Direct / Dan Purjes
250,000        N/A                       Direct9
320,000        N/A                       Direct10
84,119         N/A                       Direct11
10,000         N/A                       Direct12

CUSIP NO. M75165106              13D                   Page 4 of 6

-------------------
1 There are 30,000 Ordinary Shares in the aggregate, of NUR held by Dan Purjes's minor children (Adam Purjes and Lianna Purjes). Pursuant to a divorce decree, Dan Purjes is the custodian for Lianna Purjes, and Dan Purjes's ex-wife, Esther Purjes, is the custodian for Adam Purjes. Thus, Dan Purjes does not have beneficial ownership of the 15,000 Ordinary Shares held by Esther Purjes as custodian for Mr. Purjes's son, Adam, in a uniform gift to minors act account.

2 These 5,000 Ordinary Shares are held by Dan Purjes in his profit sharing plan.

3 These Ordinary Shares were originally purchased in the name of Dan Purjes and on March 12, 1999 were transferred to WBMI, L.L.C., a Delaware limited liability Company of which Dan Purjes owns all of the interests.

4 Includes 2,500,000 Ordinary Shares that were acquired by WBM, L.L.C. ("WBM") and Dan Purjes pursuant to a default on a $2,500,000 personal loan made to Moshe Nuri, one of the founders of NUR. WBM is a Delaware limited liability company of which Dan Purjes owns a controlling interest and is the managing member. Please refer to Item 4 below. Also includes 80,000 Ordinary Shares that Mr. Purjes purchased from WBM in a private transaction in January 1999.

5 Includes 88,000 Ordinary Shares originally purchased and held in the name of Dan Purjes and subsequently deposited into J. Partners, L.P. Also includes 86,200 Ordinary Shares deposited into J. Partners, L.P. by clients of Dan Purjes and Josephthal. J. Partners, L.P. is a Delaware partnership of which Dan Purjes owns 100% of the equity of the general partner and is also a limited partner.

6 These 35,664 Ordinary Shares are held by Josephthal, of which Dan Purjes is the Chairman of the Board, Chief Executive Officer and indirect controlling shareholder.

7 These 50,000 Ordinary Shares are held by Dan Purjes in his profit sharing plan.

8 J. Partners, L.P. is a Delaware limited partnership of which Dan Purjes owns 100% of the equity of the general partner, J. Partners, Inc.

9 Represents 250,000 Ordinary Shares issuable upon exercise of 250,000 five year stock options, at an exercise price of $1.25 per Ordinary Share, issued to Dan Purjes for services as a director in November 1997.

10 Represents 320,000 Ordinary Shares issuable upon exercise of 320,000 five year warrants, at an exercise price of $1.00 per Ordinary Share, issued in December 1997, as compensation for services in connection with a private placement of the Company's securities. 5,000 of such warrants were originally issued to another individual and were subsequently purchased by Dan Purjes in a private transaction. 10,000 of such warrants were originally issued to another entity and subsequently purchased by Dan Purjes in a private transaction.

11 Represents 84,119 Ordinary Shares issuable upon exercise of 84,119 five year warrants, at an exercise price of $7.20 per Ordinary Share, issued in October 1995, as compensation for services in connection with the Company's initial public offering.

12 Represents 10,000 Ordinary Shares issuable upon exercise of 10,000 five year stock options, at an exercise price of $2.50 per Ordinary Share, issued to Dan Purjes for services as a director in October 1998.

Item 4. Purpose of Transaction.
      Dan Purjes entered into a Shareholders Agreement dated as of August 18, 1999 which became effective on September 1, 1999 (the "Shareholders Agreement") with Isal Amlat Investment Ltd. ("Isal"), whereby concurrently with the execution of the Shareholders Agreement, Isal, together with Dovrat & Co. Ltd. ("Dovrat") was to execute a Share and Warrant Purchase Agreement with NUR Macroprinters Ltd. ("NUR") whereby Isal and Dovrat purchased an aggregate of 600,000 Ordinary Shares of NUR and Warrants exercisable into an aggregate of 150,000 Ordinary Shares. Pursuant to the Shareholders Agreement, Dan Purjes agreed to exercise the voting power of the NUR Ordinary Shares held or controlled by him with respect to the appointment of one member, to be designated by Isal, to the Board of Directors of NUR and to grant Isal certain co-sale rights upon the sale of Ordinary Shares held by Dan Purjes. The Shareholders Agreement shall terminate at such time when (i) Isal shall hold Ordinary Shares representing less than 4% of NUR's issued share capital, and/or
(ii) the aggregate number of Ordinary Shares held or controlled by Dan Purjes (not including any warrants or options held by Dan Purjes) shall be equal to or less than 20% of NUR's issued share capital. For purposes of

CUSIP NO. M75165106              13D                   Page 5 of 6


the Shareholders Agreement, in determining the number of Ordinary Shares owned, warrants shall be considered exercised.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate of 4,499,263 Ordinary Shares of NUR are beneficially held by Mr. Purjes, constituting 39% of the outstanding Ordinary Shares of NUR based upon 10,880,000 Ordinary Shares outstanding as set forth in the Company's Annual Report on Form 20-F dated May 4, 1999, Commission File No. 0-26498.

(b) Mr. Purjes owns 4,022,099 Ordinary Shares of NUR which he holds the sole power to vote and the sole power to dispose of or direct the disposition. Mr. Purjes owns 477,164 Ordinary Shares of NUR with respect to which he holds the shared power to vote and the shared power to dispose of or to direct the disposition.

(c)   There were 2 transactions in the past 60 days as follows:

      Dan Purjes purchased 6,000 Ordinary Shares for an aggregate purchase price of $39,994.80 in the open market on August 11, 1999.

      Dan  Purjes  entered  into  a  Shareholders   Agreement  with  Isal  Amlat
      Investment (1993) Ltd. as of August 18, 1999, which became effective on September 1, 1999.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

        None.

Item 7. Materials to be Filed as Exhibits.

1. Shareholders Agreement made as of August 18, 1999 by and between Dan Purjes and Isal Amlat Investment (1993) Ltd.

CUSIP NO. M75165106              13D                   Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED:  September 9, 1999

                                          /S/ DAN PURJES
                                          ------------------------
                                          Dan Purjes

                                                            EXHIBIT

                             SHAREHOLDERS AGREEMENT

      THIS SHAREHOLDERS AGREEMENT (this "Agreement") made as of the 18 th day of August, 1999, by and between Dan Purjes, an individual residing at New York, United States of America ("PURJES") AND ISAL AMLAT INVESTMENT (1993) LTD., an Israeli Company having its registered address at 5 Droyanov St., Tel Aviv Israel ("Isal").

                       W I T N E S S E T H :

      WHEREAS, Purjes, together with entities affiliated with Purjes, holds Ordinary Shares NIS 1.0 par value each ("ORDINARY SHARES") of NUR Macroprinters Ltd., an Israeli company whose Ordinary Shares are traded on NASDAQ National Market System (the "NUR"); and

      WHEREAS, concurrently with the execution of this Agreement, Isal, together with Dovrat & Co. Ltd. ("DOVRAT") shall execute a Share and Warrant Purchase Agreement with NUR (the "INVESTMENT AGREEMENT"), according to which Isal and Dovrat and shall purchase 540,000 and 60,000 Ordinary Shares, respectively (collectively, the "Shares"), and Warrants (the "WARRANTS") exercisable into 135,000 and 15,000 Ordinary Shares, respectively; and

      WHEREAS, Purjes has agreed to exercise the voting power of the Ordinary Shares held or controlled by him with respect to the appointment of one member, to be designated by Isal, to the Board of Directors of NUR (the "BOARD"), and to grant Isal certain "co sale" rights upon the sale of his Ordinary Shares, all subject to the terms and conditions of this Agreement.

      NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.    SHAREHOLDING

      For purpose of this Agreement, including Section 2 herein, upon the election of Isal, Ordinary Shares and warrants held by Dovrat shall be deemed to be held by Isal.

2.    TERM AND TERMINATION

      This Agreement shall come into effect contingent upon, and at the date of, the occurrence of the Closing of the Investment Agreement and the issuance of the Shares and Warrants (as defined therein), and shall terminate at such time when (i) Isal shall hold Ordinary Shares representing less than 4% of NUR's issued share capital (provided that for this purpose the Warrants shall be deemed as exercised into Ordinary Shares), and/or (ii) the aggregate number of the Ordinary Shares held or controlled by Purjes (not including any warrants or options held by Purjes) shall be equal to less than 20% of NUR's issued share capital (provided that for this purpose the Warrants shall be deemed as exercised into Ordinary Shares).

3. ELECTION OF ISAL'S DESIGNEE TO THE BOARD OF DIRECTORS

      Prior to the convening of any annual or extraordinary meeting of the shareholders of NUR where members are to be elected to or removed from the Board, Isal shall send Purjes a notice naming its candidate to serve as a member on the Board ("ISAL'S CANDIDATE"), and at such shareholders' meeting, Purjes and the entities affiliated with him shall (unless the Isal Candidate is not reasonably suited to serve as a member of the Board) vote in favor of the appointment of Isal's Candidate to the Board and the removal of any such director according to Isal's discretion.

4.    CO SALE

               4.1. Prior to any private sale, including a series of sales, by Purjes and entities controlled by him, of Ordinary Shares held by him or by an entity controlled by him, representing accumulatively 5% or more of NUR's issued share capital (the "OFFERED SHARES") to any person or entity (the "THIRD PARTY" and the "PROPOSED SALE"), Purjes shall give Isal a written notice containing the name and address of the Third Party, the number of shares included in the Proposed Sale, and the terms and conditions of the Proposed Sale ("Purjes's Notice"), so as to enable Isal to have the opportunity to participate in the Proposed Sale pursuant to the provisions of this Section 4 (the "CO-SALE RIGHT").

          4.2. Isal shall have the right to participate in the Proposed Sale with respect to all or part of the Shares, and the Ordinary Shares issued upon the exercise of the Warrants ("Isal's Shares"), by sending a written notice (the "Acceptance Notice") to Purjes within 3 business days from delivery of Purjes's Notice. Upon receipt of the Acceptance Notice Purjes shall include Isal's shares in the Proposed Sale, under the same terms, and the number of Offered Shares that Purjes shall sell shall be correspondingly reduced.

          4.3. In the Proposed Sale Isal may sell up to that number Isal's Shares determined by multiplying the total number of Offered Shares times a fraction, the numerator of which is the total number of Isal's Shares, and the denominator of which is the number of Isal's Shares plus the total number of shares owned by Purjes and/or by entities controlled by Purjes.

          4.4. The following sales or transfers of Ordinary Shares by Purjes shall be exempt from the provisions of this Section 4:

               4.4.1. Sales (or transfers) to immediate family members, provided that such shares shall continue to be subject to this Agreement and shall not be transferred further except as provided herein, and further provided that such sale or transfer shall not release Purjes from its obligations hereunder, for as long as such shares are controlled by Purjes; and

               4.4.2. Sales (or transfers) to any company or entity controlled, directly or indirectly by Purjes, provided that the shares so transferred remain subject to this section 4; and

               4.4.3. Public Sales of Ordinary Shares.

               4.4.4. Charitable contributions of Ordinary Shares.

5.    MISCELLANEOUS

               5.1. FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

               5.2. GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof.

                    The  parties  agree  that any  action,  proceeding  or claim against  it  arising  out of,  or  relating  in any way to,  this
               Agreement shall be brought and enforced in the courts of the State of New York or of the United States of America for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The parties hereby irrevocably waive any objection to such exclusive jurisdiction or inconvenient forum. Any such process or summons to be served upon any of the parties (at the option of the party bringing such action, proceeding or claim) may be served by transmitting a copy thereof, by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in the heading hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the party so served in any action, proceeding or claim. The parties agree that the prevailing party in any such action or proceeding shall be entitled to recover from the other party all of its/their reasonable legal costs and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

               5.3. ASSIGNMENT. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred other than with the prior written consent of the other party, which may be withheld at the sole and absolute discretion of such other party.

               5.4. ENTIRE AGREEMENT, AMENDMENT AND WAIVER. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

               5.5. LIMITATION. Subject to the provisions herein nothing in this Agreement shall be construed as to limit the rights of Purjes to sell or transfer any of his shareholdings in NUR. The undertakings of Purjes as per this Agreement shall not transfer upon the recipient in any aforesaid sale or transfer by Purjes, subject to the provisions herein

      IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

                               ISAL AMLAT INVESTMENT (1993) LTD.

                               By:______________________________



                                   /s/ Dan Purjes
                                 _______________________________
                                   Dan Purjes